ING Life Insurance and Annuity Company
and its Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

Supplement dated June 26, 2009 to the Contract Prospectus, dated May 1, 2009

This supplement updates certain information contained in your Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

The information for ING Clarion Real Estate Portfolio and ING U.S. Bond Index Portfolio in Appendix IV – Fund Descriptions of the Contract Prospectus is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Clarion Real Estate Portfolio	Directed Services LLC **Subadviser**: ING Clarion Real Estate Securities L.P.	A *non-diversified* portfolio that seeks total return.
ING Variable Portfolios, Inc. – ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.